Results of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on April 3 2014. Shareholders voted on the election of Trustees and the approval of the amendment to the Funds Agreement and Declaration of Trust.

With regards to the election of the following Trustees by shareholders of the Fund:

	Number of Shares in Favor	Number of Shares Against	Number of Shares Abstain
Donald C. Cacciapaglia	3978628	127136	86587
Randall C. Barnes	3997999	105817	88535
Donald A. Chubb	3978292	108774	105286
Maynard F. Oliverius	3972412	134381	85559
Jerry B. Farley	3985104	116624	90624

The other Trustees of the Fund not up for election were Roman Friedrich III Ronald A. Nyberg Robert B. Karn III and Ronald E. Toupin Jr.

With regards to the approval of the amendment to the Funds Agreement and Declaration of Trust by shareholders of the Fund:

Number of Shares in Favor	Number of Shares Against	Number of Shares Abstain
3981414	118787	92150